SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of May 27, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                    4th Floor
                                  Regents Place
                                 338 Euston Road
                                     London
                                     NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


                                                                Press enquiries:

                    Joe Kelly,  tel: 0207 306 1771; email: joe.kelly@marconi.com

                   David Beck, tel: 0207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:

             Heather Green, tel: 0207 306 1735; email: heather.green@marconi.com


                       MARCONI TO OUTSOURCE IT OPERATIONS

                          TO CSC IN 10 YEAR AGREEMENT


 Marconi to outsource internal IT operations to help reduce costs and increase productivity


London - May 27 2003 - Marconi Corporation (London: MONI) today announced that it has signed a ten year outsourcing agreement for the management of its internal Information Technology (IT) systems to Computer Sciences Corporation (NYSE: CSC), one of the world's leading information technology services firms.

The agreement is designed to contribute to Marconi's business flexibility, specifically its overall cost reduction programme and the introduction of further efficiencies and productivity to the way the company uses IT to support its business. Marconi expects it will pay CSC GBP450 million ($735 million) over the ten year life of the agreement, resulting in expected savings of up to 10 percent in IT operating costs over the same period.

As part of the transaction, CSC will buy Marconi's IT assets worldwide, with the exception of its Asia Pacific and the Middle East regions and the company's UK-based Interactive Systems business, for GBP26.3 million (approximately $43 million) in cash. Marconi expects the agreement to become effective, and to receive the cash proceeds, before the end of June 2003. These cash proceeds will be retained by the Marconi Group and largely completes the permitted retention of the first GBP82 million of asset disposals under the previously announced Restructuring agreement with creditors.

Subject to compliance with local legislation and employment practices, it is expected that approximately 360 current Marconi IT staff based across Europe, Africa and the Americas will transfer employment to CSC during June.

BT, a subcontractor to CSC through this agreement, will provide networking services to Marconi, including the provision of local and wide area networking, voice and conferencing services, as well as global remote access facilities. BT will, in turn, work with other network operators around the world to provide global service coverage. Subject again to compliance with local legislation and employment practices, over 40 Marconi IT personnel will transfer employment to BT in June.

Commenting, Mike Donovan, Marconi's chief operating officer, says: "Following fast on the successful completion of our financial restructuring and relisting, this agreement will contribute significantly to our already committed cost reduction and efficiency programme. The agreement also allows us to sharpen our focus on our core business, which is building, maintaining and supporting the networks of the world's leading telecommunications companies. The agreement also gives Marconi an upfront cash injection and a more efficient IT infrastructure and support.

"Marconi employees transferring to CSC or BT are moving to organisations for whom IT and telecoms services are their respective core business. This will give them greater career opportunities and better experience and exposure to leading edge IT systems deployment and support."

Commenting on the agreement, Van B. Honeycutt, CSC's chairman and chief executive officer, said: "We are pleased to enter into this agreement with Marconi. Our overarching objective will be to leverage our global technology resources to help Marconi achieve its business goals. CSC's experience aligning our customers' IT capabilities with their changing business needs will deliver substantial value to Marconi."

ENDS/...

Notes to Editors

The agreement includes: CSC will manage all aspects of Marconi's IT, including its network of desktop computers, applications and helpdesk support, as well as Marconi's network of data centres and its local and wide-area voice and data networks worldwide. CSC will also work to standardise the IT tools and applications deployed by Marconi, creating further productivity and efficiency, as well as greater visibility of Marconi's IT infrastructure and data.

About CSC

Founded in 1959, Computer Sciences Corporation is one of the world's leading IT services companies. CSC's mission is to provide customers in industry and government with solutions crafted to meet their specific challenges and enable them to profit from the advanced use of technology.

With approximately 90,000 employees, CSC provides innovative solutions for customers around the world by applying leading technologies and CSC's own advanced capabilities. These include systems design and integration; IT and business process outsourcing; applications software development; Web and application hosting; and management consulting. Headquartered in El Segundo, Calif., CSC reported revenue of $11.3 billion for the 12 months ended March 28, 2003. For more information, visit the company's Web site at www.csc.com.


About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI.

Additional   information   about   Marconi   Corporation   can   be   found   at
www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 27 May 2003